[MACY’S, INC. LETTERHEAD]

August 25, 2009

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 1, 2009
Revised Definitive Proxy Statement on Schedule 14A
Filed April 3, 2009
File No. 1-13536

Dear Mr. Owings:

Reference is made to the letter, dated July 23, 2009, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings, and to the letter, dated August 10, 2009, from Jones Day, which set forth the responses of Macy’s, Inc. (“Macy’s”) to the comments of the Staff.

As requested by Ms. Lilyanna Peyser of the Staff in a telephone call with Mark Betzen of Jones Day on August 25, 2009, Macy’s hereby acknowledges that:

•          Macy’s is responsible for the adequacy and accuracy of the disclosure in its filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•          Macy’s may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

The Staff’s cooperation in this matter is greatly appreciated.  If you have any questions, please do not hesitate to contact me at (513) 579-7740.

Very truly yours,

/s/  Joel A. Belsky

Joel A. Belsky

cc:        Lilyanna L. Peyser, United States Securities and Exchange Commission
Ellie Bavaria, United States Securities and Exchange Commission
Karen M. Hoguet, Macy’s, Inc.
Dennis J. Broderick, Macy’s, Inc.
Linda J. Balicki, Macy’s, Inc.
Scott Flynn, KPMG LLP
Mark E. Betzen, Jones Day